Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address *Croeselaan 18, Utrecht*

Telephone *00 31 302162615*
Fax *0031 302161940*

Sender *UC-G 717, Postbus 17100, 3500 HG Utrecht*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Our reference BB/jcd
Date June 4, 2007

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period May 2007 and the Pricing Supplements of May 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.Ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Rabobank in business

Fonterra chairman appointed to Rabobank Advisory Boar

11-5-2007 | Other news

Henry van der Heyden, the chairman of Fonterra Co-operative Group, the world's largest exporter of dairy products, has been appointed to Rabobank's Australasian Food & Agribusiness Advisory Board.

Mr van der Heyden joins a number of other industry leaders on the specialist board, which is responsible for advising Rabobank's Australian and New Zealand operations on strategic agribusiness and agricultural issues.

The world's leading food and agribusiness bank, Rabobank is one of Australasia's largest rural lenders and a major provider of corporate financial services to Australia and New Zealand food and agribusiness sectors.

Announcing the appointment, Rabobank Australia & New Zealand CEO Bruce Dick said Mr van der Heyden brought a vast knowledge of both the dairy sector and the broader food and agribusiness industry to the advisory board.

"Henry is a respected leader not only in New Zealand's dairy industry, but in the global dairy sector," Mr Dick said.

"Henry has chaired New Zealand-based Fonterra, which is one of the world's leading multinational dairy companies, since 2002 and has many years' experience in the dairy industry."

Owned by 11,600 New Zealand dairy farmers, the Fonterra cooperative is the world's leader in large-scale milk procurement, processing and management.

Mr van der Heyden played a considerable role in the industry restructure that led to Fonterra's establishment in 2001 and was previously Chairman of the New Zealand Dairy Co-operative.

He began his farming career share-milking in New Zealand's Putaruru/Tokoroa area, where he purchased a farm in 1985. Mr van der Heyden is still on the property and has expanded the holding. He also owns three other dairy farms in the area and a dry stock holding. He has a Bachelor of Engineering (Agr) with honours from Lincoln University.

Rabobank Australia & New Zealand is a part of the international Rabobank Group, the world's leading specialist in food and agribusiness banking. Rabobank has more than 100 years' experience providing customised banking and finance solutions to businesses involved in all aspects of food and agribusiness. Rabobank has a AAA credit rating and is rated one of the world's safest bank by Global Finance magazine. Rabobank operates in 43 countries, servicing the needs of more than nine million clients worldwide through a network of more than 1500 offices and branches. Rabobank Australia & New Zealand is one of Australasia's leading rural lenders and a significant provider of business and corporate banking and financial services to the region's food and agribusiness sector. The bank has 75 branches throughout Australasia.

Media contact:
Denise Shaw
Public Relations Manager

Rabobank Australia & New Zealand
Phone: +61 2 8115-2744 or + 61 439 603 525
Email: denise.shaw@rabobank.com

Rabobank

Rabobank in business

Huge changes for Mexican economy

11-5-2007 | Other news

According to a special report recently produced by the Rabobank Economic Research Department, it is time to put Mexico back into the emerging market limelight.

While capital has been flowing to Brazil, Russia, India and China to generate some margin and capitalise on the growing domestic economies, Mexico has been largely overlooked. According to author Jeroen van IJzerloo, "Mexico has seen some huge changes over the last decade and a half and the economic and political playing fields have changed completely. Given the recent success of President Calderón to finally implement structural changes in the country, it is time for a closer look."

Van IJzerloo, who is Country Risk Analyst for Latin America, based his report on a visit to the country where he met with senior officials from the business community and government. Ken Shwedel from Food & Agribusiness Research in Mexico City assisted Van IJzerloo with introductions and comments.

Van IJzerloo presented his findings last week. Van IJzerloo discussed Mexico's historical background which provided the incentives for change and the turnaround since the 1980's which has led to many positive structural and economic changes. Events in 2006 and 2007 including the Presidential elections and social unrest are also examined. In closing, Van IJzerloo pointed to the differences between the Mexican regions regarding economic progress, which has led some commentators to speak of Mexico as a concept rather than a nation.

Download the special report below for further details.

Mexico special report

Rabobank

Rabobank in business

NZ Dairy farmer confidence rises

11-5-2007 | Other news

Overall, the latest Rabobank/Nielsen Rural Confidence Survey, taken in April, found that 22 per cent of farmers expect the rural economy to improve in the next 12 months – although at low levels, still a notable increase on the only nine per cent who had that expectation in the previous survey.

- Farmer confidence has staged a recovery, buoyed by optimism among the dairy sector.
- The increase in confidence comes despite the climbing New Zealand dollar.
- Confidence, however, remains at low levels, with only 22 per cent of farmers expecting the economy to improve.
- Beef and sheep farmer confidence has declined.

This is the first time there has been an increase in rural confidence since August 2006, according to Rabobank general manager Rural New Zealand Ben Russell.
Mr Russell said the latest survey showed a significant disparity in confidence levels among different farming sectors.

Download the full press release below for full details

NZ rural confidence survey May 2007

Rabobank

Rabobank in business

Rabobank Completes Acquisition of Mid-State Bank & Trust

1-5-2007 | Press Release

May 1, 2007 – NEW YORK, NY and ROSEVILLE, CA – Rabobank, the financial services leader specializing in community banking and agricultural finance, today announced that it has completed the $857 million acquisition of Mid-State Bancshares (NASDAQ: MDST), the holding company for Mid-State Bank & Trust.

The acquisition merges Mid-State Bank & Trust with Rabobank, N.A., the California community bank, creating a $8.1 billion bank with approximately 1,700 employees, 81 branches and 13 financial service centers spanning nearly 700 miles of California, from the Imperial Valley up through Coachella and the Central Valley, along the Central Coast, to the Sacramento metropolitan area. The transaction is a further step in Rabobank's strategy to expand its bankingplatform in California and key agricultural communities across the U.S., and gives Rabobank an extensive presence in another important region of California, following its 2006 acquisition of Salinas-based Community Bank of Central California.

All of Mid-State's 41 retail branches and 7 commercial loan offices will remain open for business, staffed by familiar and trusted local employees. The Mid-State franchise will be integrated into the Rabobank organization immediately but will continue to operate under the Mid-State Bank & Trust name until the Fall, when it will be renamed "Rabobank."

Mid-State Bank & Trust Chief Executive Officer James W. Lokey will become President of Rabobank, N.A. alongside current Rabobank, N.A. President Rick Arredondo, both of whom will serve as co-Presidents under the leadership of Ronald Blok, Chief Executive Officer of Rabobank, N.A. Mr. Lokey and Mid-State Bancshares Chairman Carrol Pruett, who helped found Mid-State Bank in 1961, will join the board of directors of Rabobank, N.A.

"The cultural values and organizational features that brought Rabobank and Mid-State together – a shared commitment to service excellence and to relationship-driven banking, along with a focus on serving the needs of the local community and businesses – are the same attributes that will make this partnership so successful," said Rabobank, N.A. Chief Executive Officer Ronald Blok. "As a community bank, we understand the importance of having local bankers make local decisions that benefit local customers – and we're pleased that Mid-State's bankers will continue to serve Central Coast customers in the same way, from the same locations, as they always have. We're equally pleased to be able to bring to the local market the competitive pricing and higher lending limits that a worldwide banking leader like Rabobank can provide, while leveraging the resources of Rabobank to continue and extend Mid-State's 45-year legacy of community support and involvement."

Rabobank follows a regionalized business model in its California banking business, approaching the state as several individual regions based on geography and market characteristics rather than as a single homogeneous market. Through this regional strategy, Rabobank fulfills its mission of being a true community bank in each of its different markets: responsive to the needs of local customers, tailored in its community outreach, and highly agile with regard to local business and marketing initiatives. The Mid-State franchise will continue to operate as a local bank within the Rabobank, N.A. organization following the acquisition, with significant autonomy in terms of branch management, business development, lending decisions, human resources, community outreach, marketing, and other key functions.

"I am very pleased that Mid-State customers and employees have found such a good home in Rabobank, and equally sure that the Mid-State/Rabobank partnership will be beneficial for the Central Coast community," said Carrol Pruett, Chairman of the Board of Mid-State Bancshares.

"Rabobank shares the Mid-State commitment to volunteering and supporting local organizations, so I am confident that the combined bank will not only be a stronger financial partner to our customers, it will also continue to be Partners in Your Community."

"We are delighted to welcome Mid-State customers and employees to the Rabobank family," said Cor Broekhuyse, Chairman of the Board of Rabobank, N.A. and General Manager of Rabobank International in the Americas. "We look forward to leveraging Rabobank's tremendous resources, financial strength and international banking network to provide an even broader array of competitive products, services and financial solutions to businesses, organizations, agricultural operators and residents of the Central Coast. Rabobank has over a century of experience in providing world class banking services for non - metropolitan communities, and we look forward to extending that legacy of service to our new clients in the Central Coast."

As of yesterday, April 30, 2007, all trading in Mid-State Bancshares common stock was terminated. Shareholders of Mid-State Bancshares will receive $37.00 per share in cash. The acquisition was approved at a special meeting of Mid-State Bancshares' shareholders on April 25th, and has received all necessary regulatory approvals.

###

Media Contacts :
Rabobank-Americas: Lynne Burns 212/365-4303 Lynne.Burns@rabobank.com
Rabobank Group: Raymond Salet (+31) 30/21 62832 R.Salet@rn.rabobank.nl
Mid-State Bank & Trust: Leslie Stone 805/473-6849 LStone@midstatebank.com
Mid-State Bank & Trust: Andy Frokjer 805/473-6885 AFrokjer@midstatebank.com

Rabobank Group is a financial services leader providing retail and institutional banking and agricultural finance solutions in key markets around the world. From its century-old roots as a finance cooperative founded by Dutch farmers, Rabobank has grown into one of the 25 largest banks worldwide with approximately US$730 billion in assets and operations in over 35 countries. Rabobank is one of the few private banks in the world with the highest possible credit rating from both Standard & Poor's (AAA) and Moody's Investor Service (Aaa), and is ranked as the world's third safest bank by Global Finance magazine.

In California, Rabobank offers full retail and commercial banking services through Rabobank, N.A., a community-oriented bank serving local businesses, individuals, organizations, agricultural customers, commercial real estate investors and developers, and communities from 81 locations extending nearly 700 miles from the California border with Mexico up to the Sacramento area and throughout the Central Coast. Visit www.RabobankAmerica.com

Forward Looking Statements: Certain statements contained herein are forward-looking statements within the meaning of Section 27A of the Securities Act including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are

subject to known and unknown risks and uncertainties. The following factors, among others, could cause actual results to differ materially from those described herein or from past results: the inability to meet conditions imposed by regulatory approvals and consents; other economic, business, competitive and/or regulatory factors affecting Mid-State Bancshares's and Rabobank's businesses generally; and the risk of future catastrophic events including possible future terrorist related incidents. Neither Mid-State Bancshares nor Rabobank undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1545A
TRANCHE NO: 2

AUD 100,000,000 5.625 per cent. Fixed Rate Notes 2007 due 1 March 2011 (the "Notes")
(to be consolidated and form a single series with the Issuer's AUD 200,000,000 5.625 per cent. Fixed Rate Notes 2006 due 1 March 2011 issued on 1 March 2006)

TD Securities
ABN AMRO
ING Wholesale Banking
Rabobank International
Bank Vontobel AG
RBC Capital Markets
UBS Investment Bank

The date of these Final Terms is 21 May 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 14 May 2007 (the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive save in respect of the Conditions attached hereto which are extracted from the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**2005 Offering Circular**"). Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2005 Offering Circular and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the 2005 Offering Circular and the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the 2005 Offering Circular and the Offering Circular, contain all information that is material in the context of the issue of the Notes. The Offering Circular and the 2005 Offering Circular are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and at www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1545A
	(ii)	Tranche Number:	2 (to be consolidated and form a single series with the Issuer's AUD 200,000,000 5.625 per cent. Fixed Rate Notes 2006 due 1 March 2011 issued on 1 March 2006)
3	Specified Currency or Currencies:		Australian Dollar ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 300,000,000
	(ii)	Tranche:	AUD 100,000,000
5	Issue Price:		98.555 per cent. of the Aggregate Nominal Amount plus 83 days' accrued interest from and including 1 March 2007 to but excluding the Issue Date
6	Specified Denominations:		AUD 1,000 and multiples thereof

7	(i) Issue Date:	23 May 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	1 March 2007
8	Maturity Date:	1 March 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.625 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.625 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	1 March in each year commencing on 1 March 2008 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts(s):	AUD 56.25 per AUD 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable

21	*Dual Currency Note Provisions*	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		AUD 1,000 per Note of AUD 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Cancellation or Index Disruption (Condition 7 (i)) and/or a Merger Event or Tender Offer (Condition 8 (c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note in bearer form on or after a date which is expected to be 2 July 2007 upon certification as to non-U.S. beneficial ownership Upon issue of the temporary Global Note, the temporary ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(a), 11(iii)(a) and 11(v)(a) of Part B of these Final Terms Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's AUD 200,000,000 5.625 per cent. Fixed Rate Notes 2006 due 1 March 2011 issued on 1 March 2006 and the ISIN and Common Codes will be those set out in paragraphs 11(ii)(b) and 11(iii)(b) of Part B to these Final Terms
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and Sydney (in accordance with Condition 10 (h)(a))
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenthithe London EC4V 3RL United Kingdom ABN AMRO Bank N.V. 250 Bishopsgate London EC2M 4AA United Kingdom Bank Vontobel AG Bahnhofstrasse 3 CH-8022 Zürich Switzerland ING Belgium SA/NV Avenue Marnix 24 B-1000 Brussels Belgium Royal Bank of Canada Europe Limited 71 *Queen Victoria Street* London EC4V 4DE United Kingdom

			UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.40 per cent. selling concession 0.225 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		*Subscription period:*	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.612501 producing a sum of (for Notes not denominated in Euro):	Euro 61,250,100
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 23 May 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 500

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's Investors Service, Inc., AAA by Standard & Poor's Ratings Services and AA+ by Fitch. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has been requested to provide each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, Financial Market Authority (FMA) in Austria, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 98,170,614.75
(iii)	Estimated total expenses:	AUD 1,660,000 (comprising of AUD 35,000 Lead Managers' expenses and AUD 1,625,000 selling concession and combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)* Indication of yield: 6.056 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code:	XS0300889051
	(b) Permanent ISIN Code:	XS0243977260
(iii)	(a) Temporary Common Code:	030088905
	(b) Permanent Common Code	024397726
(iv)	Fondscode:	Not Applicable

(v)	(a) Temporary WKN (German security code)	A0NU2M
	(b) Permanent WKN (German security code)	A0GNAH
(vi)	Private Placement Number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International):	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 23 May 2007
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Signed on behalf of the Issuer:

By:

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1737A
TRANCHE NO: 1

CAD75,000,000 4.50 per cent. Fixed Rate Notes 2007 due 1 December 2014

Issue Price: 99.690 per cent.

TD SECURITIES

The date of these Final Terms is 22 May, 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated 14 May 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1737A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Canadian dollars ("**CAD**")
4	Aggregate Nominal Amount:		CAD75,000,000
5	Issue Price:		99.690 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CAD1,000
7	(i)	Issue Date:	25 May 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		1 December 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.50 per cent. Fixed Rate

		(further particulars specified below)
11	*Redemption/Payment Basis:*	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes *obtained:*	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.50 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	1 June and 1 December. There will be a long first coupon from (and including) the Issue Date to (but excluding) 1 December 2007
	(iii)	Fixed Coupon Amount:	On each Interest Payment Date other than the Interest Payment Date falling on 1 December 2007, the following Fixed Coupon Amount shall be payable on the Notes: CAD22.50 per CAD1,000 Specified Denomination
	(iv)	Broken Amount:	In respect of the Interest Payment Date falling on 1 December 2007, the following broken amount shall be payable on the Notes: CAD23.36 per CAD1,000 Specified Denomination.
	(v)	Day Count Fraction (Condition 1(a)):	Whenever it is necessary to compute any amount of accrued interest in respect of the Notes for a period of less than one full year, other than with respect to regular semi-annual interest payments, such interest shall be calculated on the basis of the actual number of days in the period and a year of 365 days (**"Actual Canadian Compound Method"**)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		CAD1,000 per Note of CAD1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an	Not Applicable

	Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Registered Notes
	New Global Notes:	No
		Unrestricted Global Certificate exchangeable for Definitive Certificates in the limited circumstances specified in the Unrestricted Global Certificate
		See additional information regarding the Notes set out in Annex 1 to these Final Terms
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Toronto, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		Not Applicable
39	Additional selling restrictions:		See Annex 2 to these Final Terms for additional selling restrictions which apply in respect of Notes
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.665158, producing a sum of (for Notes not denominated in Euro):	Euro 49,886,850
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 25 May 2007
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,605

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional de Mercado del Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, *Financial Market Authority (FMA)* in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD74,673,000
(iii)	Estimated total expenses:	CAD10,000

6 Yield

Indication of yield:	4.549 per cent. semi-annual The yield is calculated on the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CA749770AL72
(iii)	Common Code:	030152069
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	CDS Clearing and Depository Services Inc. (**"CDS"**) CUSIP: 749770AL7 See additional information regarding clearing and settlement set out in Annex 3 to these Final

			Terms
	(i)	The Depository Trust Company	Not Applicable
(viii)	Delivery:		Delivery free of payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):		Computershare 100 University Avenue, 8th Floor Toronto, Ontario Canada M5J 2Y1
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))		Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

ANNEX 1

Additional Information Regarding the Notes

Form, Denomination and Title

The Notes will be issued in the form of a fully registered global note registered in the name of CDS & CO., as nominee of CDS Clearing and Depository Services Inc. ("**CDS**") and held by CDS (the "**Global Certificate**") substantially in the form set out in the Agency Agreement dated 14 May 2007 between *inter alios* the Issuer, Deutsche Bank AG, London Branch and Deutsche Bank Trust Company Americas (the "**Registrar**") (the "**Agency Agreement**"). Beneficial interests in the Global Certificate will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Certificate directly through any of CDS (in Canada) or Clearstream, Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organisations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants either through customers' securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank ("**Canadian Subcustodians**"), which in turn will hold such interests in customers' securities accounts in the names of the Canadian Subcustodians on the books of CDS. Except in the limited circumstances described below, owners of beneficial interests in the Global Certificate will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered owners or holders thereof under the Agency Agreement.

All Notes will be recorded in a register maintained by the Registrar and will be registered in the name of CDS & CO. (or such other nominee of CDS as an authorised representative of CDS may advise) for the benefit of owners of beneficial interests in the Global Certificate, including participants of Clearstream, Luxembourg and Euroclear.

For so long as any of the Notes are represented by the Global Certificate, the Issuer, the Registrar, the Fiscal Agent and any other Paying Agent shall treat CDS & CO., or any other nominee appointed by CDS, as the sole owner or holder of such Notes for all purposes under the Agency Agreement. Principal and interest payments on the Global Certificate registered in the name of CDS & CO., or any other nominee appointed by CDS, will be made on behalf of the Issuer to CDS & CO., or any other nominee appointed by CDS and CDS will distribute the payment received to the applicable clearing system.

Definitive Notes

No beneficial owner of the Notes will be entitled to receive physical delivery of the Notes in definitive form except in the limited circumstances set out in the Global Certificate, including the circumstance described below.

If the Notes represented by the Global Certificate are held by or on behalf of CDS and (i) CDS has notified the Issuer that it is unwilling or unable to continue to act as a depository for the Notes and a successor depository is not appointed by the Issuer within 90 working days after receiving such notice; or (ii) CDS ceases to be a recognised clearing agency under the *Securities Act* (Ontario) or a self-regulatory organisation under the *Securities Act* (Québec) or other applicable Canadian securities legislation and no successor clearing system satisfactory to the Issuer is available within 90 working days after the Issuer becoming aware that CDS is no longer so recognised.

ANNEX 2

Additional Selling Restrictions

The Manager,on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, represents, warrants and agrees that:

(i) the sale and delivery of any Notes to any purchaser who is a resident of Canada or otherwise subject to the laws of Canada or who is purchasing for a principal who is a resident of Canada or otherwise subject to the laws of Canada (each such purchaser or principal a "**Canadian Purchaser**") by it shall be made so as to be exempt from the prospectus filing requirements and exempt from or in compliance with the dealer registration requirements of all applicable securities laws and regulations, rulings and orders made thereunder and rules, instruments and policy statements issued and adopted by the relevant securities regulator or regulatory authority, including those applicable in each of the provinces and territories of Canada (the "**Canadian Securities Laws**");

(ii) where required under applicable Canadian Securities Laws, (i) it is appropriately registered under the applicable Canadian Securities Laws in each province to sell and deliver the Notes to each Canadian Purchaser that is a resident of, or otherwise subject to the Canadian Securities Laws of, such province, and to whom it sells or delivers any Notes or (ii) such sale and delivery will be made through an affiliate of it that is so registered and agrees to make such sale and delivery in compliance with the representations, warranties, and agreements of the Manager set out in this Annex 2;

(iii) it will comply with all relevant Canadian Securities Laws concerning any resale of the Notes and will prepare, execute, deliver, and file all documentation required by the applicable Canadian Securities Laws to permit each resale by it of Notes to a Canadian Purchaser;

(iv) it will ensure that each Canadian Purchaser purchasing from it (i) has represented to it that such Canadian Purchaser is a resident in and subject to the Canadian Securities Laws of a province or territory of Canada, or is a corporation, partnership, or other entity resident and created in or organised under the laws of Canada or any province or territory thereof, (ii) has represented to it that it is an "accredited investor" as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemption ("**NI 45-106**") and which categories set forth in the relevant definition of "accredited investor" in NI 45-106 correctly and in all respects describe such Canadian Purchaser, and (iii) consents to disclosure of all required information about the purchase to the relevant Canadian securities regulatory authorities;

(v) the offer and sale of the Notes was not made through or accompanied by any advertisement of the Notes, including, without limitation, in printed media of general and regular paid circulation, radio, television, or telecommunications, including electronic display or any other form of advertising or as part of a general solicitation in Canada;

(vi) it has not provided and will not provide to any Canadian Purchaser any document or other material that would constitute an offering memorandum (other than the Canadian Offering Memorandum dated 23 May 2007 prepared in connection with the issue of the Notes (the "**Canadian Offering Memorandum**")) or future oriented financial information within the meaning of applicable Canadian Securities Laws;

(vii) it will ensure that each Canadian Purchaser is advised that no securities commission, stock exchange or other similar regulatory authority in Canada has reviewed or in any way passed upon the Canadian Offering Memorandum or the merits of the Notes described therein, nor

has any such securities commission, stock exchange or other similar regulatory authority in Canada made any recommendation or endorsement with respect to, the Notes;

(viii) it has not made and it will not make any written or oral representations to any Canadian Purchaser:

(A) that any person will resell or repurchase the Notes purchased by such Canadian Purchaser;

(B) that the Notes will be freely tradeable by the Canadian Purchaser without any restrictions or hold periods;

(C) that any person will refund the purchase price of the Notes; or

(D) as to the future price or value of the Notes; and

(ix) it will inform each Canadian Purchaser:

(A) that the Issuer is not a "reporting issuer" and is not, and may never be, a reporting issuer in any province or territory of Canada and there currently is no public market in Canada for any of the Notes, and one may never develop;

(B) that the Notes will be subject to resale restrictions under applicable Canadian Securities Laws; and

(C) such Canadian Purchaser's name and other specified information will be disclosed to the relevant Canadian securities regulators or regulatory authorities and may become available to the public in accordance with applicable laws.

ANNEX 3

Additional Information Regarding Clearing and Settlement

Links have been established among CDS, Clearstream, Luxembourg and Euroclear to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to Clearstream, Luxembourg and Euroclear through the CDS accounts of their respective Canadian Subcustodians.

The Clearing Systems

CDS was formed in November 2006 pursuant to the restructuring of The Canadian Depository for Securities Limited ("**CDS Ltd**"). After the restructuring, CDS Ltd, founded in 1970, remains the holding company for CDS and two other operating subsidiaries. CDS is Canada's national securities clearing and depositary services organisation. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants ("**CDS Participants**") include banks (including the Canadian Subcustodians), investment dealers and trust companies and may include the Dealer. Indirect access to CDS is available to other organisations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary, Vancouver and Halifax to centralise securities clearing functions through a central securities depositary.

CDS is wholly-owned by CDS, Ltd. CDS Ltd. is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on the Toronto Stock Exchange and also clears a substantial volume of over the counter trading in equities and bonds.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Clearstream, Luxembourg participants and or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers between CDS and Clearstream, Luxembourg or Euroclear

Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg participants or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in CDS.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1730A
TRANCHE NO: 1
EUR 100,000,000 CMS Spread Timer Notes 2007 due 3 May 2022

Issue Price: 100 per cent.

CREDIT SUISSE

The date of these Final Terms is 1 May 2007

Rabobank

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together the **"Offering Circular"**) which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1730A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
	(ii) Tranche:	EUR 100,000,000
5	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date:	3 May 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	3 May 2022
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate Interest further particulars specified below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	If on any Calendar Day, from and including the Issue Date to and including the Maturity Date, the Reference Spread fixes at or above the 0.95% (a **"Lock-In Event"**), the Rate of Interest shall be fixed at 5.0975% from and including the immediately following Interest Payment Date until the Maturity Date
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable

(i)	Interest Period(s):	The perio[illegible]including) the Issue Date to (but exclud[illegible] Specified Interest Payment Date and, thereafter, each period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date
(ii)	Specified Interest Payment Date(s):	3 May in each year, commencing on 3 May 2008 and ending on the Maturity Date
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	London, Target

(v) Manner in which the Rate(s) of Interest is/are to be determined:

The Rate [redacted]espect of each Interest Period shall be a [redacted]ed by the Calculation Agent in accordance with the following formula:

I x M/N

where:

"I" means 5.0975 per cent;

"M" is the total number of Qualifying Days in the relevant Interest Period;

"N" is the total number of calendar days in the relevant Interest Period; and

"Qualifying Day" means, in respect of each relevant Interest Period, a calendar day on which the Reference Spread, as observed by the Calculation Agent, is equal to or greater than -0.30 per cent., provided that the Reference Spread for any calendar day which is not a Business Day shall be deemed to equal the Reference Spread that applied for the immediately preceding Business Day AND provided that the Reference Spread applicable on the fifth Business Day prior to a Specified Interest Payment Date (the **"Rate Cut-Off Date"**) will be the applicable Reference Spread for each Business Day remaining in the relevant Interest Period.

"Reference Spread" means the sum of:

Y – Z

where:

"Y" means the means the fixed rate of interest (expressed as a percentage) for a Euro denominated swap transaction with a maturity of 10 years (the **"10 Year € Swap Rate"**);

"Z" means the fixed rate of interest (expressed as a percentage) for a Euro denominated swap transaction with a maturity of 2 years (the **"2 Year € Swap Rate"**),

each as determined by the Calculation Agent by reference to the relevant rates indicated on Reuters Screen Page "ISDAFIX 2" or any replacement page (the **"Screen Page"**) as at the Valuation Time on each calendar day falling during the relevant Interest Period up to and including the relevant Rate Cut-Off Date in such period (each such day, a **"Swap Rate Determination Day"**); and

"Valuation Time" means 11.00 a.m. (Brussels time).

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Credit Suisse International One Cabot Square London E14 4GJ United Kingdom
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	See 17(v)
-	Interest Determination Date:	See 17 (v)
-	Relevant Screen Page:	See 17 (v)
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Zero per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Screen Page is not available as at the Valuation Time on any Swap Rate Determination Day, then the relevant 10 Year € Swap Rate and/or the 2 Year € Swap Rate shall be determined by the Calculation Agent in its sole discretion (acting in good faith).

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of	As set out in the Conditions

		calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Target subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as [redacted]e represented by a temporary or [redacted] Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41		Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42		The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43		In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these [redacted] Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 15,000

2 Ratings

Rating:

- The Notes to be issued have been rated:
- S&P: AAA
- Moody's: Aaa
- Fitch Ratings Ltd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification Not Applicable

4. Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5. Operational information

(i)	ISIN Code:	XS0295385065
(ii)	Common Code:	029538506
(iii)	Fondscode:	81786
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and	Not Applicable

	Clearstream, Luxembourg and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Credit Suisse International One Cabot Square London E14 4QJ United Kingdom

6. General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1725A
TRANCHE NO: 1

CHF 400,000,000
2.75 per cent. Fixed Rate Notes 2007 due March 16, 2015 (the "Notes")

Issue Price: 100.260 per cent.

CREDIT SUISSE
ABN AMRO BANK N.V., AMSTERDAM, ZURICH BRANCH
BANK SARASIN & CO. LTD
BANK JULIUS BAER & CO. LTD.
BANK VONTOBEL AG
BAYERISCHE HYPO- UND VEREINSBANK AG, MUNICH, ZURICH BRANCH
BNP PARIBAS (SUISSE) SA
CANTONALBANKS OF SWITZERLAND
DEUTSCHE BANK AG LONDON BRANCH,
ACTING THROUGH DEUTSCHE BANK AG ZURICH BRANCH
PICTET & CIE
RUED, BLASS & CIE AG
RAIFFEISEN SWITZERLAND COOPERATIVE
UBS AG
ZÜRCHER KANTONALBANK

The date of these Final Terms is May 14, 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular and the listing prospectus dated May 14, 2007 prepared by the Issuer in connection with the listing of the Notes on the SWX Swiss Exchange (the "**Listing Prospectus**"), contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu. The Listing Prospectus is available for viewing at, and copies may be obtained from, Credit Suisse, Uetlibergstrasse 231, 8070 Zurich, Switzerland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1725A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Swiss Francs ("CHF")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 400,000,000
	(ii)	Tranche:	CHF 400,000,000
5	Issue Price:		100.260 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CHF 5,000 and integral multiples thereof
7	(i)	Issue Date:	May 16, 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		March 16, 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.75 per cent. Fixed Rate (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	2.75 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	March 16 in each year
	(iii) Fixed Coupon Amount:	CHF 137.50 per CHF 5,000 in nominal amount
	(iv) Broken Amount:	Initial broken interest amount of CHF 114.58333 per CHF 5,000 in nominal amount in respect of the first interest payment due on March 16, 2008
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF 5,000 per Note of CHF 5,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) and /or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Note:	No.
		The Notes will be represented by a Permanent Global Note (the **"Permanent Global Note"**) substantially in the form attached to the supplemental agency agreement dated May 14, 2007 (the **"Supplemental Agency Agreement"**) between the Issuer, Credit Suisse in its capacity as the principal Swiss paying agent (the **"Principal Swiss Paying Agent"**) and others. The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if the Principal Swiss Paying Agent deems the printing of Definitive Notes to be necessary or useful, after consultation with the Issuer, or if, under Swiss or any other applicable laws and regulations, the enforcement of obligations

under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of the SWX Swiss Exchange.

The Permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation located in Olten, Switzerland (**"SIS SegaInterSettle AG"**, which expression shall include any other clearing institution recognized by the SWX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of an interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS SegaInterSettle AG) of their investment therein. In accordance with the regulations of the SWX Swiss Exchange, Noteholders do not have the right to request the printing and delivery of Definitive Notes.

Should the Definitive Notes and Coupons be printed, the Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Zurich subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality. The receipt by the Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
	(ii) Paying Agents:	In respect of the Notes (denominated in Swiss Francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes. Condition 10(e) shall be construed accordingly.
	(iii) Notices:	So long as the Notes are listed on the SWX Swiss Exchange and so long as the rules of the SWX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Principal Swiss Paying Agent (i) by means of electronic publication on the

internet website of the SWX Swiss Exchange (www.swx.com), or (ii) by publication in a daily newspaper with national circulation in Switzerland, expected to be the "Neue Zürcher Zeitung", or (iii) otherwise in accordance with the regulations of the SWX Swiss Exchange.

Condition 17 shall be construed accordingly

DISTRIBUTION

36 (i)	If syndicated, names and addresses of Managers:	***Joint-Lead Managers:*** Credit Suisse Paradeplatz 8 CH-8001 Zurich, Switzerland ABN AMRO Bank N.V., Amsterdam, Zurich Branch Beethovenstrasse 33 CH-8002 Zurich, Switzerland ***Co-Lead Managers:*** Bank Sarasin & Co. Ltd Elisabethenstrasse 62 CH-4002 Basel, Switzerland Bank Julius Baer & Co. Ltd. Bahnhofstrasse 36 CH-8001 Zurich, Switzerland Bank Vontobel AG Bahnhofstrasse 3 CH-8022 Zurich, Switzerland Bayerische Hypo- und Vereinsbank AG, Munich, Zurich Branch Gartenstrasse 32 CH-8002 Zurich, Switzerland BNP Paribas (Suisse) SA 2, Place de Hollande CH-1204 Geneva, Switzerland Cantonalbanks of Switzerland c/o Zürcher Kantonalbank Bahnhofstrasse 9 CH-8001 Zurich, Switzerland Deutsche Bank AG London Branch, acting through Deutsche Bank AG Zurich Branch Uraniastrasse 9 CH-8001 Zurich, Switzerland Pictet & Cie 29, Boulevard Georges-Favon CH-1204 Geneva, Switzerland Rued, Blass & Cie AG

		Selnaustrasse 32 CH-8002 Zurich, Switzerland
		Raiffeisen Switzerland Cooperative Wassergasse 24 CH-9001 St. Gallen, Switzerland
		UBS AG Bahnhofstrasse 45 CH-8001 Zurich, Switzerland
		Zürcher Kantonalbank Bahnhofstrasse 9 CH-8001 Zurich, Switzerland
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.000 per cent. selling concession and combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice.
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.6125, producing a sum of (for Notes not denominated in Euro):	Euro 245,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SWX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the SWX Swiss Exchange with effect from May 14, 2007.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CHF 396,915,000
(iii)	Estimated total expenses:	CHF 4,125,000 (comprising CHF 125,000 expenses and CHF 4,000,000 selling concession and combined management and underwriting commission)

6 Yield ***(Fixed Rate Notes Only)***

Indication of yield: Not Applicable

7 Historic interest rates ***(Floating Rate Notes only)***

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0030492083
(iii)	Common Code:	029666865
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 3049208
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Credit Suisse, Paradeplatz 8, CH-8001 Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the **"Principal Swiss Paying Agent"**) in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Principal Swiss Paying Agent. ABN AMRO Bank N.V., Amsterdam, Zurich Branch, Bank Sarasin & Co. Ltd, Bank Julius Baer & Co. Ltd., Bank Vontobel AG, Bayerische Hypo- und Vereinsbank AG, Munich, Zurich Branch, BNP Paribas (Suisse) SA, Cantonalbanks of Switzerland, Pictet & Cie, Rued, Blass & Cie AG, Raiffeisen Switzerland Cooperative, UBS AG andZürcher Kantonalbank shall act as paying agents in Switzerland (the **"Swiss Paying Agents"**) in respect of the Notes. All references in the Terms and Conditions of the Notes to the Paying Agents shall be deemed to be references to the Principal Swiss Paying

		Agent and the Swiss Paying Agents.
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1735A
TRANCHE NO: 1

NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2007 due 22 May 2009

Issue Price: 100.8462 per cent.

UBS Investment Bank **Rabobank International**

ABN AMRO **Deutsche Bank**

The date of these Final Terms is 18 May 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1735A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Norwegian Krone ("NOK")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 500,000,000
	(ii)	Tranche:	NOK 500,000,000
5	Issue Price:		100.8462 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		NOK 10,000
7	(i)	Issue Date:	22 May 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 May 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 May in each year commencing on 22 May 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	*NOK 500 per NOK 10,000 in nominal amount*
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA unadjusted
	(vi)	Determination Date(s) *(Condition 1(a))*:	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	NOK 10,000 per Note of NOK 10,000 Specified Denomination

25	Final Redemption Amount (Equity Linked Redemption Notes)		Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)		Not Applicable
27	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Oslo and TARGET adjusted in accordance with Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**UBS Limited** 1 Finsbury Avenue London EC2M 2PP *United Kingdom* **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thomas Court One Queenhithe London EC4V 3RL United Kingdom **ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom

			Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.0 per cent. selling commission and 0.125 per cent. combined management and underwriting commission, in each case, of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Norway Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any Notes other than to persons who are registered with the Oslo Stock Exchange as professional investors.
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.122602, producing a sum of (for Notes not denominated in Euro):	Euro 61,301,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 22 May 2007.
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,330

2 Ratings

Rating:	The Notes to be issued have been rated:	
	S&P:	AAA
	Moody's:	Aaa
	Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has been requested to provide the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, Financial Market Authority (FMA) in Austria, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive and Article 10-bis of CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), with the Certificate; a

copy of the duly approved *Offering Circular and a translation into Italian language of the summary* note included in the Offering Circular. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Offering Circular, by UBS Limited on a cross border basis, acting on *behalf of the Issuer as distributor in Italy of the Notes.*

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	498,606,000
(iii)	Estimated total expenses:	NOK 5,625,000 (comprising selling concession of NOK 5,000,000 and combined management and underwriting commission of NOK 625,000 only)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 4.548 per cent per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an *indication* of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0301002985
(iii)	Common Code:	030100298
(iv)	*Fondscode:*	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	*Time period during which the offer is open:*	30 days from 22 May 2007
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any	Not Applicable

right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1738A
TRANCHE NO: 1

USD 500,000,000 5.0 per cent. Fixed Rate Notes 2007 due 25 May 2010

Issue Price: 101.0625 per cent.

Rabobank International	**The Royal Bank of Scotland**	**UBS Investment Bank**

The date of these Final Terms is 23 May 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1738A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 500,000,000
	(ii)	Tranche:	USD 500,000,000
5	Issue Price:		101.0625 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 2,000
7	(i)	Issue Date:	25 May 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		25 May 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.0 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.0 per cent. per annum payable annually in arrear.
	(ii)	Interest Payment Date(s):	25 May in each year commencing on 25 May 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	USD 100 per USD 2,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 2,000 per Note of USD 2,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, New York and TARGET adjusted in accordance with Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thomas Court One Queenhithe London EC4V 3RL United Kingdom **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

	(iii) Managers' Commission:	1.1875 per cent. selling concession and 0.1875 per cent. combined management and underwriting commission, in each case, of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.737374, producing a sum of (for Notes not denominated in Euro):	Euro 368,687,000
43	In the case of Notes listed on Euronext by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 25 May 2007
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,005

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has been requested to provide the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval (the "**Certificate**") attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive and Article 10-bis of CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), with the Certificate; a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Offering Circular, by UBS Limited on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	USD 498,437,500
(iii)	Estimated total expenses:	USD 6,875,000 (comprising selling concession of USD 5,937,500 and combined management and underwriting commission of USD 937,500 only)

6 Yield ***(Fixed Rate Notes Only)***

Indication of yield:	4,612 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates ***(Floating Rate Notes only)***

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0301631924
(iii)	Common Code:	030163192
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 25 May 2007
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.

(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1728A
TRANCHE NO: 1

ISK 4,000,000,000 11.50 per cent. Fixed Rate Notes 2007 due 8 May 2009 (the "Notes")

Issue Price: 100.155 per cent.

TD Securities

The date of these Final Terms is 4 May 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007 (together the 'Offering Circular'), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1728A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Icelandic Krona ("ISK")
4	Aggregate Nominal Amount:		
	(i)	Series:	ISK 4,000,000,000
	(ii)	Tranche:	ISK 4,000,000,000
5	Issue Price:		100.155 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ISK 100,000 and multiples thereof
7	(i)	Issue Date:	8 May 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8	Maturity Date:		8 May 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		11.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	11.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	8 May in each year, commencing on 8 May 2008 and ending on the Maturity Date subject to Condition 10(h)(A)
	(iii)	Fixed Coupon Amount(s):	ISK 11,500 per ISK 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ISK 100,000 per Note of ISK 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Reykjavik and TARGET subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.00 per cent. selling commission 0.125 per cent. combined dealer and underwriting commission
37		If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38		Applicable TEFRA exemption	D Rules
39		Additional selling restrictions:	Iceland The Manager represents and agrees that it will not offer Notes to the public in Iceland,

		except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) as amended and any applicable laws or regulations in Iceland.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.011351 producing a sum of (for Notes not denominated in Euro):	Euro 45,404,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, Komisja Papierów Wartosciowych I Gield in Poland and Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business.
(ii)	Estimated net proceeds	ISK 3,960,000,000
(iii)	Estimated total expenses:	ISK 46,200,000 (comprising of ISK 1,200,000 Managers' expenses and ISK 45,000,000 selling concession and combined management and underwriting commission)
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	11.409 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0297582636
(ii)	Common Code:	029758263
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	A0NTQZ
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

Tradeable amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1726A

TRANCHE NO: 1

EUR 12,000,000 Interest Linked Redemption Notes 2007 due 18 May 2012 (the 'Notes')

Issue Price: 100 per cent.

Rabobank International

These amended and restated Final Terms dated 16 May 2007 replace the Final Terms dated 16 April 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May, 14 2007 which constitutes a base prospectus for the purposes of the Prospective Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1726A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ('EUR')
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 12,000,000
	(ii)	Tranche:	EUR 12,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	18 May 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		18 May 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Non-interest bearing

11	Redemption/Payment Basis:	The Redemption Amount shall be determined as provided below
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	See Appendix
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Not Applicable
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes	Not Applicable

	only) (Condition 10(f)):	
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: Amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special Conditions	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International Thames Court One Queenhithe London EC4V 3RL United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale *Raiffeisen*-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from 18 May 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,600

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartisclowych I Glied* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 12,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield (Fixed Rate Notes Only)

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0295627094
(iii)	Common Code:	029562709
(iv)	Fondscode:	81723
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of	Not Applicable

Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
(iii)	Description of possibility to reduce subscriptions:	The Issuer reserves the right to reduce subscriptions.
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000 and maximum amount not applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Appendix

Capitalised terms used in this Appendix have the same meaning as in the Offering Circular or in these Final Terms unless otherwise stated below.

1. Redemption Amount

Unless previously redeemed or purchased and cancelled as provided in the Terms and Conditions, each Note will be redeemed automatically, in whole but not in part on an Early Redemption Date or on the Maturity by the Issuer if, the Reference Rate on the Observation date is greater than the Barrier Level, at an amount (the 'Optional Redemption Amount') specified below:

(i) 107.00 per cent. of the Specified Denomination on the first Early Redemption Date; or

(ii) 114.00 per cent. of the Specified Denomination on the second Early Redemption Date; or

(iii) 121.00 per cent. of the Specified Denomination on the third Early Redemption Date; or

(iv) 128.00 per cent. of the Specified Denomination on the fourth Early Redemption Date; or

(v) 135.00 per cent. of the Specified Denomination on the Maturity Date.

Provided that the Notes have not previously been redeemed or purchased and cancelled as provided in the Terms and Conditions, and if the Reference Rate on the final Observation Date is less than or equal to the Barrier Level, each Note will be redeemed on the Maturity Date as follows:

EUR 1,000 per Note of EUR 1,000 Specified Denomination

2. Definitions

Barrier Level means 0.30 per cent.;

Calculation Agent means Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., (trading as Rabobank International), Utrecht Branch;

Observation Date means five (5) TARGET Business Days prior to each Early Redemption Date and the Maturity Date;

Early Redemption Date means 18 May in each year, commencing on 18 May 2008 to and including 18 May 2011;

Reference Rate means the rate determined by the Calculation Agent in accordance with the following formula:

5 Year EUR-ISDA-EURIBOR-Swap Rate minus 2 Year EUR-ISDA-EURIBOR-Swap Rate.

Where:

'5 Year EUR-ISDA-EURIBOR-Swap Rate' means the rate for Euro swap transactions with a maturity of 5 years as referred to as 'EUR-ISDA-EURIBOR Swap Rate 11:00' in the 2000 ISDA

Definitions. For the purposes of the definition of EUR-ISDA-EURIBOR Swap Rate 11:00, the Reset Date shall be the Observation Date and the Designated Maturity shall be 5 years referred to as: 5 years Constant Maturity Swap Rate as stated on Reuters Screen ISDAFIX2 Page as of 11:00am Frankfurt Time. If the EUR-ISDA-EURIBOR Swap Rate 11:00 is not available, the Calculation Agent shall determine EUR-ISDA-EURIBOR Swap Rate 11:00 with a Designated Maturity of 5 years in accordance with the appropriate ISDA Definitions fall-back provisions of EUR-ISDA-EURIBOR Swap Rate 11:00 as specified herein.

'2 Year EUR-ISDA-EURIBOR-Swap Rate' means the rate for Euro swap transactions with a maturity of 2 years as referred to as 'EUR-ISDA-EURIBOR Swap Rate 11:00' in the 2000 ISDA Definitions. For the purposes of the definition of EUR-ISDA-EURIBOR Swap Rate 11:00, the Reset Date shall be the Observation Date and the Designated Maturity shall be 2 years referred to as: 2 years Constant Maturity Swap Rate as stated on Reuters Screen ISDAFIX2 Page as of 11:00am Frankfurt Time. If the EUR-ISDA-EURIBOR Swap Rate 11:00 is not available, the Calculation Agent shall determine EUR-ISDA-EURIBOR Swap Rate 11:00 with a Designated Maturity of 2 years in accordance with the appropriate ISDA Definitions fall-back provisions of EUR-ISDA-EURIBOR Swap Rate 11:00 as specified herein.

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1619A
TRANCHE NO: 8

TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 (the "Notes")(to be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 November 2006, the TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 7 February 2007 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 10 April 2007)

Issue Price: 100.700 per cent.

(plus 304 days' accrued interest from

and including 24 July 2006 to but excluding 24 May 2007)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 22 May 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 14 May 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 31 May 2006 as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1619A
	(ii)	Tranche Number:	8
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 450,000,000

	(ii) Tranche:	TRY 100,000,000 (the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 November 2006, the TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 7 February 2007 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 10 April 2007).
5	Issue Price:	100.700 per cent. of the Aggregate Nominal Amount plus 304 days' accrued interest from and including 24 July 2006 to but excluding 24 May 2007
6	Specified Denominations:	TRY 1,000
7	(i) Issue Date:	24 May 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	24 July 2006
8	Maturity Date:	24 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	24 July 2007 and 24 July 2008
	(iii) Fixed Coupon Amount(s):	TRY 180.00 per TRY 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.

Upon issue of the temporary Global Note, the temporary ISIN and the Common Code will be those set out in paragraphs 7(i)(a) and 7(ii)(a) of Part B of these Final Terms.

Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 November 2006, the TRY 100,000,000 18.00 per cent. Fixed *Rate Notes 2007 due 24 July 2008 issued* on 7 February 2007 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 10 April 2007, and the ISIN and Common Codes will be those set out in paragraphs 7(i)(a) and 7(ii)(a) of Part B of these Final Terms.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul and London, subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Manager' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of	Not Applicable

Dealer:

38 Applicable TEFRA exemption: D Rules

39 Additional selling restrictions:

Turkey

Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

Italy

Each Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any Notes in the Republic of Italy in a solicitation to the public, and that sales of the Notes in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the Notes has not been cleared by CONSOB pursuant to Italian securities legislation and, accordingly, each of the Managers has represented and agreed that it will not offer, sell or deliver any Notes or distribute or make available copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy except:

(1) to "professional investors" (*investitori qualificati*), as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2

July 1998, as amended ("Regulation No. 11522") acting in their capacity as such and not as depositaries or nominees for other holders, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended ("Decree No. 58"); or

(2) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under Decree No. 58 or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Notes or distribution of or making available copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended ("Decree No. 385"), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and

(b) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent resale of the Notes in the Republic of Italy, Article 100-bis of Decree No. 58 may require compliance with the law relating to public offers of securities. Furthermore, where the Notes are placed solely with professional investors and are then systematically resold on the secondary market to non-professional investors at any time in the 12 months following such placing, purchasers of Notes who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorised person at whose premises the Notes were purchased, unless an exemption provided for under Decree No. 58 or Regulation No. 11971 of 14 May 1999, as amended applies.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.536497 producing a sum of (for Notes not denominated in Euro):	Euro 53,649,700
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 24 May 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch RatingsLtd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA *rating means that the Notes have the* highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Financial Market Authority (FMA) in Austria, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	*Banking business*
(ii)	Estimated net proceeds	TRY 114,191,780.82 (including accrued interest of TRY 14,991,780.82)
(iii)	Estimated total expenses:	TRY 150,000,000 (comprising selling concession and combined management and underwriting commission only)
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	18.090 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also *assumed that all coupons are reinvested at the same* rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	(a) Temporary ISIN Code:	XS0301601422
	(b) ISIN Code:	XS0260835912
(iii)	(a) Temporary Common Code:	029479658
	(b) Common Code:	026083591
(iv)	Fondscode:	*Not Applicable*
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg *and the relevant*	Not Applicable

	number(s):	
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

wat			wie	wanneer
sapiens opgave	2e werkdag		helma slot	2/3e werkdag
bi personeelsmap	2e werkdag	deze vervangen de sapiens gegevens (basis is hyperion)	helma slot	2/3e/4 werkdag
ri jopo en spreadsheet meestal 3,4 werkdag			arie vonk	2/3e/4 werkdag
ri leveren aan in hyperion levert spreadsheet en jopo aan. Met jopo wordt grid gelijk gemaakt aan hypoerion let op jopo ri . Kantoren leveren gegevens aan in hyperion. Dit wordt vergelken met Grid (hr systeem) de jopo is om dit aan elkaar gelijk te maken				

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1352A
TRANCHE NO: 3

£100,000,000 4.625 per cent. Fixed Rate Notes 2007 due 31 May 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 31 May 2005 and the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 30 November 2005)

Issue Price: 94.528 per cent.

Barclays Bank
Rabobank International
The Royal Bank of Scotland

The date of these Final Terms is 29 May 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the offering circular dated 15 October 2004 (the "**2004 Conditions**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007 (the "**2007 Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive save in respect of the Terms and Conditions of the Notes which are replaced by the 2004 Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2004 Conditions and the 2007 Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the 2004 Conditions and the 2007 Offering Circular, contains all information that is material in the context of the issue of the Notes. The 2007 Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and at www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1352A
	(ii)	Tranche Number:	3 (to be consolidated and form a single series with the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 31 May 2005 and the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 30 November 2005 (the "Existing Notes"))
3	Specified Currency or Currencies:		Pounds Sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£500,000,000
	(ii)	Tranche:	£100,000,000

5	Issue Price:	94.528 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	£1,000, £10,000 and £100,000
7	(i) Issue Date:	31 May 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	31 May 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4.625 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.625 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	31 May in each year commencing on 31 May 2008 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts(s):	£46.25 per £1,000 in nominal amount, £462.50 per £10,000 in nominal amount and £4,625 per £100,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	£1,000 per Note of £1,000 Specified Denomination, £10,000 per Note of £10,000 Specified Denomination and £100,000 per Note of £100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Cancellation or Index Disruption (Condition 7 (i)) and/or a Merger Event or Tender Offer (Condition 8 (c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a permanent Global Note in bearer form on or after a date which is expected to be 10 July 2007 upon certification as to non-U.S. beneficial ownership
		Upon issue of the temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraphs 11(ii)(a) and 11(iii)(a) of Part B of these Final Terms
		Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 31 May 2005 and the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 30 November 2005 and the ISIN and Common Codes will be those set out in paragraphs 11(ii)(b) and 11(iii)(b) of Part B to these Final Terms
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
	Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the d'Wort). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Royal Bank of Scotland plc**

135 Bishopsgate
London EC2M 3UR
United Kingdom

	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Mansgers' Commission:	Combined management, underwriting and selling commission of 0.10 per cent. of the Aggregate Nominal Amount of Tranche 3 of the Notes
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 1.470001 producing a sum of (for Notes not denominated in Euro):	Euro 147,000,100
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 31 May 2007 The Existing Notes are admitted to trading on the Luxembourg Stock Exchange's regulated market
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's Investors Service, Inc., AAA by Standard & Poor's Ratings Services and AA+ by Fitch. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marches finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	£94,428,000
(iii)	Estimated total expenses:	£100,000 (comprising a combined management, underwriting and selling commission)

6 Yield (*Fixed Rate Notes Only*) 5.836 per cent. per annum

Indication of yield: This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates ***(Floating Rate Notes only)***

Not Applicable

8 Performance of Index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying ***(Index-Linked Notes only)***

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment ***(Dual Currency Notes only)***

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying ***(Equity-Linked Notes only)***

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

(ii)	(a) Temporary ISIN Code:	XS0303149644
	(b) Permanent ISIN Code:	XS0220857436
(iii)	(a) Temporary Common Code:	030314964
	(b) Permanent Common Code	022085743
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code	Not Applicable
(vi)	Private Placement Number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

END